

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

Via E-mail
Junning Ma
President and Chief Executive Officer
ORB Automotive Corporation
c/o Shenzhen ORB-Fortune New-Material Co., Ltd
Room O-R, Floor 23, Building A, Fortune Plaza
Shennan Road, Futian District
Shenzhen, Guangdong
People's Republic of China

   Re: ORB Automotive Corporation
     Amendment No. 4 to Form 8-K
     Filed February11, 2011
     File No. 000-52341

Dear Mr. Ma:

   We have completed our review of your filing and do not have any further comments at this time.

       Sincerely,

       /s/ Pamela Howell
       for

       John Reynolds
       Assistant Director